SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of June 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosure:

     A notification dated 6 June 2003 advising of the appointment of Andrew Bonfield as a Non-executive director of The BOC Group plc with effect from 29 July 2003.

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 6 JUNE 2003
                  AT 16.12 HRS UNDER REF: PRNUK-0606031609-F0AA


6 June 2003


Andrew Bonfield appointed a non-executive director of The BOC Group plc.

          Andrew Bonfield, senior vice-president and chief financial officer of Bristol-Myers Squibb Company, is appointed a non-executive director of The BOC Group plc with effect from 29 July 2003.


Mr Bonfield qualified as a chartered accountant in South Africa, working for Price Waterhouse, before joining SmithKline Beecham in 1990 and rising to become chief financial officer. He joined BG Group plc in 2001 as executive director - finance before assuming his current role at Bristol-Myers Squibb Company in 2002.

Rob Margetts, chairman of The BOC Group, said: "Andrew's financial experience and knowledge of international business will be of great benefit to BOC".

          There is no information to be disclosed under the requirements of the Listing Rule 16.4 in relation to this appointment.


Contact:  Christopher Marsay, Director - Investor Relations
          Tel: 01276 477222 (International +44 1276 477222)

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 1, 2003



                                    By:
                                         --------------------
                                         Name:  David Kinnair
                                         Title: Assistant Company Secretary